Katherine R. Kelly Vice President & Assistant General Counsel

345 Park Avenue Tel 212-546-4852	New York, NY 10154-0037 Fax 212-605-9475
katherine.kelly@bms.com

April 26, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 17, 2012 Form 8-K Dated January 26, 2012 Filed January 26, 2012 File No. 001-01136

Dear Mr. Rosenberg:

We have received the comment letter (the “Comment Letter”) dated April 19, 2012 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2011 and the Form 8-K dated January 26, 2012. We are submitting this letter to confirm my conversation with your colleague, Ibolya Ignat, on April 24, 2012, regarding the timing of our response to your comments. As discussed with Ms. Ignat, we anticipate providing a complete response by May 17, 2012.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company

Sandra Leung, Bristol-Myers Squibb Company